Exhibit 99.3

Announcement

I am very excited to announce the acquisition of Salary.com, which we believe will provide Kenexa with significant domain expertise and a strong leadership position in the area of on-demand compensation management.  Salary.com’s value proposition spans both software and proprietary content, similar to Kenexa, and their compensation management solutions are highly synergistic with our broad suite of talent acquisition and retention solutions.  We believe Kenexa continues to be recognized in the market place as having the broadest and deepest suite of talent management solutions, and we believe the addition of Salary.com’s solutions and customer base further strengthens our competitive position.

Why are we acquiring Salary.com?

We believe the acquisition of Salary.com is compelling for a number of reasons:

•	Compensation Management is highly synergistic with Kenexa’s current suite of talent acquisition and retention solutions

•	Salary.com has established itself as a leader in the on-demand, compensation management market

•	Salary.com and Kenexa have complementary business models, as both companies deliver a combination of software and proprietary content through a subscription-based, on-demand model

•	Kenexa believes there is a significant opportunity to expand Salary.com’s adoption in large, global organizations and across international regions

The Transaction Details

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Kenexa (Nasdaq: KNXA) and Salary.com (Nasdaq: SLRY) today announced that they have entered into an agreement for Kenexa’s acquisition of Salary.com in an all cash tender offer and merger for $4.07 per share, or approximately $80 million

•	Kenexa expects to complete the cash tender offer and close the transaction during the fourth quarter of 2010.

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The completion of the transaction is subject to a majority of the outstanding Salary.com shares being tendered, as well as satisfactory completion of other customary closing conditions, including U.S. regulatory approval.

Leadership

Zahir Ladhani will be leading the integration effort with Salary.com and will be head a new Kenexa Compensation Business Unit. Zahir has 20 + years of leadership experience in the Pharmaceutical industry where he led a national sales team responsible for $5 billion in revenue. Zahir has been responsible for a number of strategic wins since he joined Kenexa in 2009.

Please join me in congratulating Zahir on this new opportunity!

Quiet Period

We now enter what is called a “Quiet Period.” During this period Kenexa will complete appropriate legal filings, perform due diligence and develop integration plans. The Marketing team will be working to coordinate any necessary communications with Kenexa clients, prospects and partners. Please respect Kenexa’s legal obligations to remain silent during this period.

The planned tender offer described in this communication has not yet commenced.  This communication is for informational purposes only and is not an offer to purchase or a solicitation of an offer to sell securities.  At the time the planned tender offer is commenced, Kenexa will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the "SEC"), and Salary.com will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned tender offer.  The tender offer statement (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before making any decision to tender securities in the planned tender offer.  Those materials will be made available to Salary.com’s stockholders at no expense to them. In addition, all of those materials (and all other tender offer documents filed with the SEC) will be made available at no charge on the SEC's website: www.sec.gov.